For the fiscal year ended October 31, 2005.
File number 811-08167
Dryden Small-Cap Core Equity Fund, Inc.

DRYDEN SMALL-CAP CORE EQUITY FUND, INC.


Supplement dated October 7, 2005 to the
Prospectus dated February 23, 2004

Effective September 2005, Jim Scott, Ph.D. is no longer a portfolio manager of the Dryden Small-Cap Core Equity Fund, Inc. (the Fund). The following disclosure replaces the section of the prospectus entitled "How the Fund is Managed -Portfolio Managers":

Quantitative Management Associates LLC (QMA) is the subadviser to the Fund.
QMA is a wholly-owned subsidiary of Prudential Investment Management, Inc.
QMA manages equity and balanced portfolios for institutional and retail clients. As of June 30, 2005, QMA had approximately $46 billion in assets under management (including approximately $6 billion in assets for which QMA, as balanced manager, allocates to affiliated and unaffiliated managers). The address of QMA is Gateway Center Two, 100 Mulberry Street, Newark, New Jersey 07102.

QMA typically follows a team approach in the management of its portfolios.
QMA uses a disciplined investment process based on fundamental data, driven by its quantitative investment models. QMA incorporates into its investment process insights gained from its original research and the seasoned judgment of its portfolio managers and analysts. The members of QMA's portfolio management team with primary responsibility for managing the Fund are listed below.

Margaret S. Stumpp, PhD is the Chief Investment Officer of QMA. Maggie is responsible for portfolio management and investment strategy for the Fund.
She is portfolio manager for QMA's enhanced index equity portfolios for institutional investors and mutual fund clients. Maggie is extensively involved in quantitative research in asset allocation, security selection and portfolio construction for QMA. Previously, Maggie was employed by the AT&T Treasury department and by Price Waterhouse as a senior consultant. In both positions, she was responsible for providing expert testimony on economic and financial matters. She has published articles on finance and economics in numerous publications, including, The Financial Analysts Journal, The Journal of Portfolio Management, The Journal of Investment Management and Award Papers in Public Utility Economics. Maggie earned a BA cum laude with distinction in Economics from Boston University, and holds an AM and PhD in Economics from Brown University.

Ted Lockwood is a Managing Director of QMA. Ted is responsible for portfolio management and investment research for the Fund. He oversees QMA's equity area, which includes quantitative equity, derivative, and index funds. He is also responsible for managing portfolios, investment research, and new product development. Previously, Ted was with AT&T and a member of the technical staff at AT&T Bell Laboratories. Ted graduated summa cum laude with a BE in Engineering from Stony Brook University and received an MS in Engineering and an MBA in Finance from Columbia University.

Daniel Carlucci, CFA is a Senior Associate and Portfolio Advisor for QMA. Dan is responsible for portfolio management and investment research for the Fund. He assists with the management of several QMA quantitative portfolios, specifically the large-cap and small-cap core portfolios as well as tax-managed portfolios for high net worth investors. Prior to his current assignment, Dan was an Investment Analyst with QMA's Value Equity team, where he assisted with the management of quantitative large-cap institutional portfolios. He joined The Prudential Insurance Company of America in 1984. Dan holds a BS in Finance and an MBA in Finance from Rutgers University.